Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-182194

March 12, 2013

Pricing Term Sheet

Discovery Communications, LLC

$350,000,000 3.250% Senior Notes due 2023

$850,000,000 4.875% Senior Notes due 2043

Issuer:	Discovery Communications, LLC
Guarantor:	Discovery Communications, Inc.
Principal Amount:	2023 Notes: $350,000,000
2043 Notes: $850,000,000
Security Type:	Senior Notes
Maturity Date:	April 1, 2023
April 1, 2043
Coupon:	2023 Notes: 3.250%
2043 Notes: 4.875%
Price to Public:	2023 Notes: 99.838%
2043 Notes: 99.888%
Yield to Maturity:	2023 Notes: 3.269%
2043 Notes: 4.882%
Spread to Benchmark Treasury:	2023 Notes: T+125bps
2043 Notes: T+165bps
Benchmark Treasury:	2023 Notes: 2.00% UST due February 15, 2023
2043 Notes: 2.75% UST due November 15, 2042
Benchmark Treasury Spot and Yield:	2023 Notes: 99-26+ / 2.019%
2043 Notes: 90-27 / 3.232%
Net Proceeds to Issuer (before expenses):	$1,188,768,500
Use of Proceeds:	Discovery Communications, LLC intends to use the net proceeds of this offering for general corporate purposes, including the acquisition of companies or businesses, repayment and refinancing of debt, working capital, capital expenditures and the repurchase by Discovery Communications, Inc. of its capital stock.
Interest Payment Dates:	2023 Notes: April 1 & October 1, beginning October 1, 2013
2043 Notes: April 1 & October 1, beginning October 1, 2013
Make-Whole Call:	2023 Notes: At any time at Treasury plus 20 basis points
2043 Notes: At any time at Treasury plus 25 basis points
Trade Date:	March 12, 2013
Settlement Date:	March 19, 2013 (T+5)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	2023 Notes: 25470D AH2 / US25470DAH26
2043 Notes: 25470D AJ8 / US25470DAJ81
Ratings*:	Baa2 (stable) Moody’s Investors Service, Inc. BBB (stable) Standard & Poor’s Ratings Services BBB (stable) Fitch Ratings Ltd.

Joint Bookrunners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. RBS Securities Inc.
Co-Managers:

BNP Paribas Securities Corp.

Morgan Stanley Co. LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Credit Agricole Securities (USA) Inc.

Goldman, Sachs & Co.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by telephone collect at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone toll-free at 1-800-294-1322 or by e-mail: dg.prospectus_requests@baml.com; or Credit Suisse Securities (USA) LLC by telephone toll-free at 1-800-221-1037 or by e-mail: newyork.prospectus@credit-suisse.com.

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